Contact

www.linkedin.com/in/tom-gurski
(LinkedIn)

Top Skills

Pro Engineer
Engineering
Machining

Tom Gurski

A rigorous innovator and challenger of global issues affecting people,
life, and planet.
Seattle, Washington, United States

Summary

Climate tech entrepreneur, global sanitation nerd, and endless asker
of "can't this be better?"

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Experience

Blue Dot Motorworks
Founder and CEO
2020 - Present (5 years)
Seattle, WA

Blue Dot Motorworks is dedicated to bringing Earth-friendly transportation
technologies to our increasingly mobile world. We get you where you need to
go while leaving fossil fuels where they need to stay.

Pit Vidura
Member Of The Board Of Advisors
2021 - Present (4 years)
Innovative Fecal Sludge Management service in Rwanda and beyond

Carbyne Enterprises, Inc.
Founder and CEO
2014 - 2024 (10 years)
Seattle, Washington

Carbyne is an engineering consultancy and new technology incubator. We can
support your ventures with mechanical, electrical, and systems engineering as
well as prototype fabrication and assembly.

Synapse Product Development
Mechanical Program Lead
August 2011 - February 2014 (2 years 7 months)
Seattle, WA

KMC Systems
Principal Mechanical Engineer

June 2006 - August 2011 (5 years 3 months)

DEKA Research & Development
Lead Mechanical Engineer
1999 - 2006 (7 years)

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Education

Massachusetts Institute of Technology
BS, Mechanical Engineering · (1995 - 1999)